Filed by Plum III Merger Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Plum Acquisition Corp. III

(Commission File No. 001-40677)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 30, 2025

PLUM ACQUISITION CORP. III

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40677	98-1581691
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2021 Fillmore St. #2089

San Francisco, CA 94115

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (929) 529-7125

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act: None

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On July 30, 2025, Plum Acquisition Corp. III, a Cayman Islands exempted company (“Plum”), and Tactical Resources Corp., a corporation formed under the Laws of the Province of British Columbia (“Tactical”), entered into Amendment No. 3 (the “Amendment”) to the Business Combination Agreement, dated as of August 22, 2024 (as amended, the “Business Combination Agreement”), by and among Plum, Tactical, Plum III Merger Corp., a corporation formed under the Laws of the Province of British Columbia (“Pubco”), and Plum III Amalco Corp., corporation formed under the Laws of the Province of British Columbia. Capitalized terms used but not defined herein shall have the meanings given to such terms in the Business Combination Agreement.

The Amendment provides for (a) an acknowledgement that Tactical may effect a reverse stock split prior to the Company Amalgamation Effective Time at a ratio not to exceed 25 to 1; (b) an extension of the Agreement End Date to July 30, 2026; and (c) a lock-up of certain Pubco Common Shares to be issued to Company Shareholders in the Business Combination. Specifically, the Amendment provides that 80% to 85% of the Arrangement Consideration Shares to be issued to the Company Shareholders at the Company Amalgamation Effective Time shall be subject to restrictions on transfer for a period of six months following the Company Amalgamation Effective Time, subject to early release in certain circumstances, with the final lock-up percentage to be determined by the Company Board upon recommendation by the Company Special Committee and to permit Pubco to satisfy applicable Nasdaq listing and corporate governance rules and regulations. In connection with the Amendment, the Key Company Securityholders have entered into a Key Company Securityholder Lock-Up Agreement whereby each of them has agreed that 100% of the Arrangement Consideration Shares to be issued to them at the Company Amalgamation Effective Time in respect of their securities of Tactical shall be subject to restrictions on transfer for a period of six months following the Company Amalgamation Effective Time, subject to early release in certain circumstances.

A copy of the Amendment and a form of the Key Company Shareholder Lock-Up Agreement are filed with this Current Report on Form 8-K as Exhibits 2.1 and 10.1, respectively. Each are incorporated herein by reference, and the foregoing descriptions of the Amendment and the Key Company Shareholder Lock-Up Agreement are qualified in their entirety by reference thereto.

Additional Information and Where to Find It

In connection with the Business Combination, the parties have prepared, and PubCo has filed with the SEC, a registration statement on Form F-4 and amendments thereto (the “Registration Statement”). The Registration Statement contains a preliminary proxy statement/prospectus of Pubco, and after the Registration Statement is declared effective, Plum will mail the Registration Statement containing a definitive proxy statement/prospectus relating to the Business Combination to its shareholders and Tactical will prepare and mail an information circular relating to the Business Combination to its shareholders. This Current Report does not contain all of the information that should be considered concerning the Business Combination and is not a substitute for any proxy statement, registration statement, proxy statement/prospectus, information circular or other documents Plum, Pubco or Tactical may file with the SEC or the Canadian Securities Administrators (the “CSA”) from time to time in connection with the Business Combination. INVESTORS AND SECURITY HOLDERS IN TACTICAL AND PLUM AND ALL OTHER INTERESTED PARTIES ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE REGISTRATION STATEMENT, AND OTHER DOCUMENTS FILED BY TACTICAL, PUBCO OR PLUM WITH THE SEC OR THE CSA IN CONNECTION WITH THE BUSINESS COMBINATION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders in Tactical and Plum and all other interested parties will be able to obtain free copies of the Registration Statement and other documents filed by Tactical, Pubco or Plum with the SEC through the website maintained by the SEC at www.sec.gov and with the CSA through SEDAR+ at www.sedarplus.ca.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in Solicitation

Plum, Pubco and Tactical, and certain of their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in connection with the Business Combination. Information about the directors and executive officers of Plum can be found in its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 28, 2025. Information about the directors and executive officers of Tactical can be found in its Management Information Circular dated October 26, 2023, which was filed with the CSA on November 11, 2023. Information regarding the persons who may, under the rules of the SEC or the CSA, be deemed participants in the solicitation of proxies in connection with the Business Combination, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and other relevant materials when they are filed with the SEC or the CSA. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute (a) a solicitation of a proxy, consent, vote, approval or authorization with respect to any securities or in respect of the Business Combination, (b) an offer to sell, the solicitation of an offer to buy any securities or a recommendation to purchase any securities or (c) an offer or commitment to lend, syndicate or arrange a financing, underwrite or purchase or act as an agent or advisor or in any other capacity with respect to any transaction, or commit capital, or to participate in any trading strategies, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements generally are identified by words such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “potential,” “predict,” “may,” “might,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions and each of their respective negative forms.

These forward-looking statements include, but are not limited to, statements regarding Plum’s and Tactical’s businesses; the expected timing of the completion or benefits of the Business Combination or the likelihood or ability of the parties to successfully complete the Business Combination; expectations with respect to future operating and financial results for Pubco, Plum and Tactical; and the expected ownership structure of Pubco. These statements are based on various assumptions, whether or not identified in this report, and on the current expectations of Tactical’s and Plum’s management, and are not predictions of actual performance or results. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

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Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and are subject to inherent risks and uncertainties that may cause Plum’s, Pubco’s or Tactical’s activities or results to differ significantly from those expressed in any forward-looking statement, including: (a) changes in domestic and foreign business, market, financial, political and legal conditions; (b) the likelihood of completion of the Business Combination, including the risk that the Business Combination may not close due to one or more closing conditions set forth in the definitive written agreement providing for the Business Combination not being satisfied or waived on a timely basis or otherwise, or that the required approvals of the shareholders of the parties, or any applicable regulatory approvals, may not be obtained; (c) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Plum’s or Tactical’s securities; (d) the outcome of any legal proceedings that may be instituted against the parties, or any of their respective directors or executive officers, following the announcement of the Business Combination; (e) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining applicable regulatory approvals for the Business Combination; (f) failure to realize the anticipated benefits of the Business Combination; (g) the potential inability to consummate any PIPE financing on terms or in amounts satisfactory to the parties; (h) the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive written agreement providing for the Business Combination; (i) the ability of Pubco to meet stock exchange listing standards following the consummation of the Business Combination; (j) the effect of the announcement or pendency of the Business Combination on the market price of securities, business relationships, operating results, current plans and operations of Plum or Tactical; (k) risks related to the rollout of Tactical’s business and the timing of expected business milestones; (l) the effects of competition of the Business Combination on Tactical’s or Pubco’s business and operations; (m) supply shortages in the materials necessary for Tactical’s business; (n) delays in construction and operation of facilities; (o) the amount of redemption requests made by Tactical’s public shareholders; (p) changes in applicable laws or regulations; (q) risks relating to the viability of Tactical’s growth strategy, including related capabilities and ability to execute on its business strategy; (r) the parties’ estimates of growth and projected financial results and meeting or satisfying the underlying assumptions with respect thereto; (s) the possibility that the parties may be adversely affected by other economic, business, and/or competitive factors, or adverse macroeconomic conditions, including inflation, supply chain delays and increased interest rates; (t) the potential disruption of Tactical’s management’s time from ongoing business operations due to the Business Combination; (u) the potential occurrence of a materially adverse change with respect to the financial position, performance, operations or prospects of Plum or Tactical; (v) costs related to the Business Combination; and (w) other risks and uncertainties described from time to time in filings by the parties with the SEC or the CSA, or otherwise made available to interested parties in connection with the Business Combination.

The foregoing list is not exhaustive, and new risks may emerge from time to time. If any of these risks materialize or the parties’ assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. Many factors could cause actual future events to differ materially from the forward-looking statements in this report. There may be additional risks that neither Plum nor Tactical presently know or that Plum and Tactical currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Plum’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other documents filed by Tactical from time to time with the SEC and by Tactical from time to time with the CSA. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Plum and Tactical assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Neither Plum nor Tactical gives any assurance that Pubco or Tactical will achieve its expectations.

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Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description
2.1	Amendment No. 3 to the Business Combination Agreement, dated July 30, 2025, by and between Plum Acquisition Corp. III and Tactical Resources Corp.
10.1	Form of Key Company Securityholder Lock-Up Agreement.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PLUM ACQUISITION CORP. III

Date: July 31, 2025	By:	/s/ Kanishka Roy
	Name:	Kanishka Roy
	Title:	President and Chief Executive Officer

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Exhibit 2.1

AMENDMENT NO. 3 TO THE BUSINESS COMBINATION AGREEMENT

This Amendment No. 3 (this “Amendment”) to the Business Combination Agreement (as defined below) is entered into as of July 30, 2025, by and between Plum Acquisition Corp. III, a Cayman Islands exempted company (“SPAC”), and Tactical Resources Corp., a corporation formed under the Laws of the Province of British Columbia (the “Company”).

WHEREAS, on August 22, 2024, SPAC, the Company, Plum III Amalco Corp., a corporation formed under the Laws of the Province of British Columbia and a direct, wholly owned Subsidiary of SPAC, and Plum III Merger Corp., a corporation formed under the Laws of the Province of British Columbia (“Pubco”), entered into that certain business combination agreement (the “Original Business Combination Agreement”);

WHEREAS, (a) on December 10, 2024, SPAC and the Company entered into that certain Amendment No. 1 to the Business Combination Agreement (the “First Amendment”), and (b) on January 28, 2025, SPAC and the Company entered into that certain Amendment No. 2 to the Business Combination Agreement (the “Second Amendment” and the Original Business Combination Agreement, as amended by the First Amendment and the Second Amendment, the “Business Combination Agreement”);

WHEREAS, pursuant to Section 11.11 of the Business Combination Agreement, the Business Combination Agreement may be amended or modified at any time, in whole or in part, only by a duly authorized agreement in writing executed by SPAC and the Company; and

WHEREAS, SPAC and the Company desire to amend the Business Combination Agreement as set forth herein.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

1.	Amendments to the Business Combination Agreement.

(a)	The following definitions are hereby added to Section 1.01 of the Business Combination Agreement in alphabetical order:

“Closing Company Shareholder” means a Person who is a Company Shareholder as of immediately prior to the Company Amalgamation Effective Time.

“Lock-Up Percentage” means a percentage which (a) is not less than 80% and not greater than 85% and (b) permits Pubco to satisfy applicable Nasdaq listing and corporate governance rules and regulations from and after the Company Amalgamation Effective Time, which percentage shall be publicly announced by the Company following a final determination made by the Company Board upon a recommendation by the Company Special Committee.

“Permitted Transferee” means any Person to whom a Transfer of Lock-Up Shares is permitted prior to the expiration of the Lock-Up Period as set forth in Section 2.15(c).

“Stock Price Level” means the daily volume weighted average closing sale price per share of the Pubco Common Shares as quoted on Nasdaq (or such other principal securities exchange or securities market on which the Pubco Common Shares are then traded) for any 20 Trading Days within any 30 consecutive Trading Day period.

“Third Amendment” means that certain Amendment No. 3 to the Business Combination Agreement, dated as of July 30, 2025, by and between SPAC and the Company.

“Trading Day” means any day on which Pubco Common Shares are actually traded on the principal securities exchange or securities market on which Pubco Common Shares are then traded.

“Transfer” means (a) any transfer or sale of, offer to sell, Contract to sell, hypothecation, pledge, grant of any option to purchase or otherwise dispose of (whether by operation of law or otherwise) or agreement to dispose of, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position (in each case, within the meaning of Section 16 of the Exchange Act) with respect to, any security or (b) the entry into any swap or other arrangement that transfers to another Person, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise.”

(b)	The following defined terms are hereby added to Section 1.02 of the Business Combination Agreement in alphabetical order:

“First Tranche	Section 2.15(a)(i)(A)
Key Company Securityholder Lock-Up Agreement	Section 8.21
Lock-Up Period	Section 2.15(a)(i)
Lock-Up Restriction	Section 2.15(a)(i)
Lock-Up Shares	Section 2.15(a)(i)
Second Tranche	Section 2.15(a)(i)(B)
Third Tranche	Section 2.15(a)(i)(C)”

(c)	The definition of “Ancillary Agreements” in Section 1.01 of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“Ancillary Agreements” means, collectively, (a) the Plan of Arrangement, (b) the Company Securityholder Support Agreement, (c) the Sponsor Support Agreement, (d) the Sponsor Parties Lock-Up Agreement, (e) the Registration Rights Agreement, (f) the PIPE Subscription Agreements, (g) the Key Company Securityholder Lock-Up Agreement and (h) all other agreements, certificates and instruments executed and delivered by any of the Parties in connection with the Transactions.

(d)	Article II of the Business Combination Agreement is hereby amended to add the following as a new Section 2.15 thereof:

“Section 2.15 Company Lock-Up.

(a) In accordance with the terms and subject to the conditions of the Plan of Arrangement, the Arrangement Consideration Shares shall be subject to the restrictions on Transfer set forth in this Section 2.15(a):

(i) a portion of the Arrangement Consideration Shares issued at the Company Amalgamation Effective Time to each Closing Company Shareholder equal to the Lock-Up Percentage (the “Lock-Up Shares”) shall be subject to the following restrictions on Transfer, and no Closing Company Shareholder, nor his, her or its Permitted Transferees, shall be permitted to Transfer any Lock-Up Shares during the period beginning on the Closing Date and ending on the date that is the six-month anniversary of the Closing Date (the “Lock-Up Period” and such restriction, the “Lock-Up Restriction”), except as permitted in accordance with the following:

(A) during the Lock-Up Period, the Lock-Up Restriction shall expire with respect to one-third of the Lock-Up Shares issued to each Closing Company Shareholder at the Company Amalgamation Effective Time (the “First Tranche”) if a Stock Price Level equal to or greater than $15.00 is achieved;

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(B) during the Lock-Up Period and after or concurrently with the satisfaction of the condition precedent for the early expiration of the Lock-Up Restriction with respect to the First Tranche under Section 2.15(a)(i)(A), the Lock-Up Restriction shall expire with respect to an additional one-third of the Lock-Up Shares issued to each Closing Company Shareholder at the Company Amalgamation Effective Time (the “Second Tranche”) if a Stock Price Level equal to or greater than $20.00 is achieved;

(C) during the Lock-Up Period and after or concurrently with the satisfaction of the conditions precedent for the early expiration of the Lock-Up Restriction with respect to the First Tranche under Section 2.15(a)(i)(A) and the Second Tranche under Section 2.15(a)(i)(B), the Lock-Up Restriction shall expire with respect to the last one-third of the Lock-Up Shares issued to each Closing Company Shareholder at the Company Amalgamation Effective Time (the “Third Tranche”) if a Stock Price Level equal to or greater than $25.00 is achieved;

(D) during the Lock-Up Period, the Lock-Up Restriction shall expire with respect to all Lock-Up Shares issued to each Closing Company Shareholder at the Company Amalgamation Effective Time on the date on which a Change of Control Event occurs; and

(ii) all remaining Arrangement Consideration Shares issued at the Company Amalgamation Effective Time to each Closing Company Shareholder shall not be subject to any restrictions on Transfer, except as may be set forth in the Pubco Governing Documents or any applicable Key Company Securityholder Lock-Up Agreement or pursuant to applicable Law.

(b) In the event of an early expiration of the Lock-Up Restriction with respect to the First Tranche, the Second Tranche, the Third Tranche or all of the Lock-Up Shares as set forth in Section 2.15(a)(i), Pubco shall issue a press release announcing such early expiration of the Lock-Up Restriction.

(c) Notwithstanding the provisions set forth in Section 2.15(a)(i), each Closing Company Shareholder and his, her or its Permitted Transferees may Transfer, in whole or in part, his, her or its Lock-Up Shares during the Lock-Up Period (i) to any Affiliate(s) of such Closing Company Shareholder or such Permitted Transferee, or (ii) in the case of an individual Closing Company Shareholder or Permitted Transferee, (A) to a member of such individual’s immediate family (including such Closing Company Shareholder’s or such Permitted Transferee’s spouse or ancestors, descendants or siblings (in each case, whether by blood, marriage or adoption)) or to a trust, the beneficiary of which is such Closing Company Shareholder or such Permitted Transferee or a member of such Closing Company Shareholder’s or such Permitted Transferee’s immediate family, or (B) by virtue of laws of descent and distribution upon the death of such Closing Company Shareholder or Permitted Transferee.

(d) If, during the Lock-Up Period, (i) Pubco declares, sets aside or pays any share dividend or other distribution payable in shares to its shareholders of record as of a time prior to the expiration of the Lock-Up Period, or (ii) the issued and outstanding Pubco Common Shares shall have been changed into a different number or class of shares by reason of any share split, share combination, consolidation, reclassification, recapitalization, reorganization, exchange, readjustment of shares or similar transaction, then, in each case of clauses (i) and (ii), the Stock Price Levels of the Pubco Common Shares set forth in Section 2.15(a)(i)(A), Section 2.15(a)(i)(B) and Section 2.15(a)(i)(C) shall be appropriately adjusted as necessary to provide the same economic effect as contemplated by this Section 2.15 prior to such action and, as so adjusted, shall from and after the date of such event be subject to further adjustment in accordance with this Section 2.15(d).

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(e) If any Transfer is made or attempted contrary to the provisions of this Section 2.15, such Transfer shall be null and void ab initio, and Pubco shall refuse to recognize any such Transfer and any such transferee of Lock-Up Shares as the holder of record of such Lock-Up Shares for any purpose. In order to enforce this Section 2.15(e), Pubco may impose stop-transfer instructions with respect to the Lock-Up Shares in accordance with the terms of this Section 2.15 through the expiration of the Lock-Up Period.

(f) During the Lock-Up Period, each certificate (if any are issued) evidencing any Lock-Up Shares shall be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER AS SET FORTH IN THAT CERTAIN BUSINESS COMBINATION AGREEMENT, DATED AS OF AUGUST 22, 2024, AS THE SAME MAY BE AMENDED, RESTATED, AMENDED AND RESTATED, SUPPLEMENTED OR MODIFIED FROM TIME TO TIME IN ACCORDANCE WITH ITS TERMS. A COPY OF SUCH BUSINESS COMBINATION AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER OF SUCH SECURITIES TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

(g) For the avoidance of any doubt, each Closing Company Shareholder or Permitted Transferee shall retain all of his, her or its rights as a shareholder of Pubco with respect to his, her or its Lock-Up Shares during the Lock-Up Period, including the right to vote any Lock-Up Shares.”

(e)	Article VI of the Business Combination Agreement is hereby amended to add the following as a new Section 6.04 thereof:

“Section 6.04 Company Reverse Stock Split. Notwithstanding anything herein to the contrary (including Section 6.01), the Parties acknowledge and agree that, at the Company Shareholders Meeting, the Company shall seek the approval of the Company Shareholders to effect a reverse stock split, with each issued and outstanding Company Common Share immediately prior to such reverse stock split to be exchanged for a lesser number of Company Common Shares as determined by the Company Board and publicly announced prior to the Company Shareholders Meeting; provided, however, that in no event shall each issued and outstanding Company Common Share immediately prior to such reverse stock split be exchanged for less than 0.04 Company Common Shares.”

(f)	Article VIII of the Business Combination Agreement is hereby amended to add the following as a new Section 8.21 thereof:

“Section 8.21 Key Company Securityholder Lock-Up Agreements. Concurrently with the execution and delivery of the Third Amendment, Pubco, SPAC, the Company and the Key Company Securityholders have entered into a lock-up agreement (the “Key Company Securityholder Lock-Up Agreement”) pursuant to which, among other things, certain Pubco Common Shares to be held by the Key Company Securityholders immediately following the Closing shall be subject to certain limitations on disposition as set forth therein.”

(g)	Section 10.01(b) of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“(b)  by written notice from the Company or SPAC (or, from and after the SPAC Amalgamation Effective Time, Pubco) to the other Party if the Closing shall not have occurred by July 30, 2026 (the “Agreement End Date”); provided, that the right to terminate this Agreement under this Section 10.01(b) shall not be available to any Party whose breach or violation (or, in the case of SPAC, a breach or violation by Pubco or Amalco) of any representation, warranty, covenant, obligation or agreement under this Agreement has been the principal cause of the failure of a condition set forth in Article IX to be satisfied on or before such date;”

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(h)	Exhibit A to the Business Combination Agreement is hereby amended to add the following as a new Section 4.8 thereof:

“4.8 Company Lock-Up.

(a)	The Arrangement Consideration Shares shall be subject to the restrictions on Transfer set forth in this Section 4.8:

(i)	a portion of the Arrangement Consideration Shares issued at the Company Amalgamation Effective Time to each Closing Company Shareholder equal to the Lock-Up Percentage (the “Lock-Up Shares”) shall be subject to the following restrictions on Transfer, and no Closing Company Shareholder, nor his, her or its Permitted Transferees, shall be permitted to Transfer any Lock-Up Shares during the period beginning on the Closing Date and ending on the date that is the six-month anniversary of the Closing Date (the “Lock-Up Period” and such restriction, the “Lock-Up Restriction”), except as permitted in accordance with the following:

(A)	during the Lock-Up Period, the Lock-Up Restriction shall expire with respect to one-third of the Lock-Up Shares issued to each Closing Company Shareholder at the Company Amalgamation Effective Time (the “First Tranche”) if a Stock Price Level equal to or greater than $15.00 is achieved;

(B)	during the Lock-Up Period and after or concurrently with the satisfaction of the condition precedent for the early expiration of the Lock-Up Restriction with respect to the First Tranche under Section 4.8(a)(i)(A), the Lock-Up Restriction shall expire with respect to an additional one-third of the Lock-Up Shares issued to each Closing Company Shareholder at the Company Amalgamation Effective Time (the “Second Tranche”) if a Stock Price Level equal to or greater than $20.00 is achieved;

(C)	during the Lock-Up Period and after or concurrently with the satisfaction of the conditions precedent for the early expiration of the Lock-Up Restriction with respect to the First Tranche under Section 4.8(a)(i)(A) and the Second Tranche under Section 4.8(a)(i)(B), the Lock-Up Restriction shall expire with respect to the last one-third of the Lock-Up Shares issued to each Closing Company Shareholder at the Company Amalgamation Effective Time (the “Third Tranche”) if a Stock Price Level equal to or greater than $25.00 is achieved; and

(D)	during the Lock-Up Period, the Lock-Up Restriction shall expire with respect to all Lock-Up Shares issued to each Closing Company Shareholder at the Company Amalgamation Effective Time on the date on which a Change of Control Event occurs; and

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(ii)	all remaining Arrangement Consideration Shares issued at the Company Amalgamation Effective Time to each Closing Company Shareholder shall not be subject to any restrictions on Transfer, except as may be set forth in the Pubco Governing Documents or any applicable Key Company Securityholder Lock-Up Agreement or pursuant to applicable Law.

(b)	In the event of an early expiration of the Lock-Up Restriction with respect to the First Tranche, the Second Tranche, the Third Tranche or all of the Lock-Up Shares as set forth in Section 4.8(a)(i), Pubco shall issue a press release announcing such early expiration of the Lock-Up Restriction.

(c)	Notwithstanding the provisions set forth in Section 4.8(a)(i), each Closing Company Shareholder and his, her or its Permitted Transferees may Transfer, in whole or in part, his, her or its Lock-Up Shares during the Lock-Up Period (i) to any Affiliate(s) of such Closing Company Shareholder or such Permitted Transferee, or (ii) in the case of an individual Closing Company Shareholder or Permitted Transferee, (A) to a member of such individual’s immediate family (including such Closing Company Shareholder’s or such Permitted Transferee’s spouse or ancestors, descendants or siblings (in each case, whether by blood, marriage or adoption)) or to a trust, the beneficiary of which is such Closing Company Shareholder or such Permitted Transferee or a member of such Closing Company Shareholder’s or such Permitted Transferee’s immediate family, or (B) by virtue of laws of descent and distribution upon the death of such Closing Company Shareholder or Permitted Transferee.

(d)	If, during the Lock-Up Period, (i) Pubco declares, sets aside or pays any share dividend or other distribution payable in shares to its shareholders of record as of a time prior to the expiration of the Lock-Up Period, or (ii) the issued and outstanding New Pubco Common Shares shall have been changed into a different number or class of shares by reason of any share split, share combination, consolidation, reclassification, recapitalization, reorganization, exchange, readjustment of shares or similar transaction, then, in each case of clauses (i) and (ii), the Stock Price Levels of the New Pubco Common Shares set forth in Section 4.8(a)(i)(A), Section 4.8(a)(i)(B) and Section 4.8(a)(i)(C) shall be appropriately adjusted as necessary to provide the same economic effect as contemplated by this Section 4.8 prior to such action and, as so adjusted, shall from and after the date of such event be subject to further adjustment in accordance with this Section 4.8(d).

(e)	If any Transfer is made or attempted contrary to the provisions of this Section 4.8, such Transfer shall be null and void ab initio, and Pubco shall refuse to recognize any such Transfer and any such transferee of Lock-Up Shares as the holder of record of such Lock-Up Shares for any purpose. In order to enforce this Section 4.8(e), Pubco may impose stop-transfer instructions with respect to the Lock-Up Shares in accordance with the terms of this Section 4.8 through the expiration of the Lock-Up Period.

(f)	During the Lock-Up Period, each certificate (if any are issued) evidencing any Lock-Up Shares shall be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER AS SET FORTH IN THAT CERTAIN BUSINESS COMBINATION AGREEMENT, DATED AS OF AUGUST 22, 2024, AS THE SAME MAY BE AMENDED, RESTATED, AMENDED AND RESTATED, SUPPLEMENTED OR MODIFIED FROM TIME TO TIME IN ACCORDANCE WITH ITS TERMS. A COPY OF SUCH BUSINESS COMBINATION AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER OF SUCH SECURITIES TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

(g)	For the avoidance of any doubt, each Closing Company Shareholder or Permitted Transferee shall retain all of his, her or its rights as a shareholder of Pubco with respect to his, her or its Lock-Up Shares during the Lock-Up Period, including the right to vote any Lock-Up Shares.”

6

(i)	The following definitions are hereby added to Section 1.1 of Exhibit A to the Business Combination Agreement in alphabetical order:

“Closing Company Shareholder” means a Person who is a Company Shareholder as of immediately prior to the Company Amalgamation Effective Time.

“Lock-Up Percentage” means a percentage which (a) is not less than 80% and not greater than 85% and (b) permits Pubco to satisfy applicable Nasdaq listing and corporate governance rules and regulations from and after the Company Amalgamation Effective Time, which percentage shall be publicly announced by the Company following a final determination made by the Company Board upon a recommendation by the Company Special Committee.

“Permitted Transferee” means any Person to whom a Transfer of Lock-Up Shares is permitted prior to the expiration of the Lock-Up Period as set forth in Section 4.8(c).

“Stock Price Level” means the daily volume weighted average closing sale price per share of the New Pubco Common Shares as quoted on Nasdaq (or such other principal securities exchange or securities market on which the New Pubco Common Shares are then traded) for any 20 Trading Days within any 30 consecutive Trading Day period.

“Trading Day” means any day on which New Pubco Common Shares are actually traded on the principal securities exchange or securities market on which New Pubco Common Shares are then traded.

“Transfer” means (a) any transfer or sale of, offer to sell, Contract to sell, hypothecation, pledge, grant of any option to purchase or otherwise dispose of (whether by operation of law or otherwise) or agreement to dispose of, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position (in each case, within the meaning of Section 16 of the Exchange Act) with respect to, any security or (b) the entry into any swap or other arrangement that transfers to another Person, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise.”

2.	Capitalized Terms. Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Business Combination Agreement.

3.	Effect of Amendment. This Amendment shall be effective as of the date hereof and shall be integrated into and form part of the Business Combination Agreement upon execution. After giving effect to this Amendment, each reference in the Business Combination Agreement to “this Agreement”, “hereof”, “hereunder” or words of like import referring to the Business Combination Agreement shall refer to the Business Combination Agreement as amended by this Amendment, and all references in the Ancillary Agreements to “the Business Combination Agreement”, “the Agreement” or words of like import referring to the Business Combination Agreement shall refer to the Business Combination Agreement as amended by this Amendment. Notwithstanding the foregoing, all references in the Business Combination Agreement or the Disclosure Schedules to “the date hereof” or “the date of this Agreement”, or in the Business Combination Agreement or any of the Ancillary Agreements to “the date of the Business Combination Agreement”, “the date of the Agreement” or words of like import, shall (except to the extent any such references are amended (or amended and restated) pursuant to the terms of this Amendment) refer to August 22, 2024, and all references in the Business Combination Agreement to “prior to the date of this Agreement” or words of like import shall mean before the Business Combination Agreement was executed on August 22, 2024. All terms and conditions of the Business Combination Agreement shall remain unchanged except as specifically modified in this Amendment. Where the terms of the Business Combination Agreement conflict with those of this Amendment, however, the terms of this Amendment shall control.

4.	Entire Agreement. This Amendment (together with the Business Combination Agreement) constitutes the entire agreement between the Parties in respect of the subject matter contained herein and therein and supersedes any other Contracts, whether written or oral, that may have been made or entered into by or between any of the Parties or any of their respective Affiliates relating to the subject matter contained herein or therein.

5.	Miscellaneous. The provisions of Sections 11.02 (Waiver), 11.03 (Notices), 11.04 (Assignment), 11.05 (Rights of Third Parties), 11.06(a) (Expenses), 11.07 (Governing Law), 11.08 (Headings; Counterparts), 11.11 (Amendments), 11.13 (Severability), 11.14 (Jurisdiction; WAIVER OF JURY TRIAL), 11.15 (Enforcement) and 11.16 (Non-Recourse) of the Business Combination Agreement shall, to the extent not already set forth in this Amendment, apply mutatis mutandis to this Amendment, and to the Business Combination Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms as modified hereby.

[Signature Page Follows]

7

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered as of the date first written above.

SPAC:

PLUM ACQUISITION CORP. III

By:	/s/ Kanishka Roy
Name:	Kanishka Roy
Title:	President and Chief Executive Officer

COMPANY:

TACTICAL RESOURCES CORP.

By:	/s/ Ranjeeet Sundher
Name:	Ranjeet Sundher
Title:	Chief Executive Officer

[Signature Page to Amendment No. 3 to Business Combination Agreement]

Exhibit 10.1

KEY COMPANY SECURITYHOLDER LOCK-UP AGREEMENT

This Key Company Securityholder Lock-Up Agreement (this “Agreement”), dated as of July 30, 2025, is made by and among Plum III Merger Corp., a corporation formed under the Laws of the Province of British Columbia (“Pubco”), Plum Acquisition Corp. III, a Cayman Islands exempted company (“SPAC”), Tactical Resources Corp., a corporation formed under the Laws of the Province of British Columbia (the “Company”), and the undersigned securityholders of the Company (each, a “Key Company Securityholder” and collectively, the “Key Company Securityholders”). Each of Pubco, SPAC, the Company and the Key Company Securityholders is sometimes referred to herein individually as a “Party” and collectively as the “Parties”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement (as defined below).

WHEREAS, on August 22, 2024, SPAC, Pubco, the Company and Plum III Amalco Corp., a corporation formed under the Laws of the Province of British Columbia and a direct, wholly owned Subsidiary of SPAC, entered into a Business Combination Agreement (as it may be amended, restated, amended and restated or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”), which provides for, among other things, a business combination among SPAC, Pubco and the Company;

WHEREAS, as of the date of this Agreement, each of the Key Company Securityholders is the record and beneficial owner of the number and type of issued and outstanding Equity Securities of the Company as set forth opposite such Key Company Securityholder’s name on Schedule A hereto (the “Securities”); and

WHEREAS, pursuant to the Business Combination Agreement, and in view of the valuable consideration to be received by the Key Company Securityholders thereunder, Pubco, SPAC, the Company and the Key Company Securityholders desire to enter into this Agreement pursuant to which the Pubco Common Shares to be issued to the Key Company Securityholders at the Company Amalgamation Effective Time, and the Pubco Common Shares into which the other Equity Securities of Pubco to be issued to the Key Company Securityholders at the Company Amalgamation Effective Time are convertible or exercisable, in each case, in respect of the Securities pursuant to the Business Combination Agreement (the “Lock-Up Shares”), shall become subject to the limitations on disposition and other restrictions as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:

1. Definitions. For purposes of this Agreement:

(a) the term “Lock-Up Period” means the period beginning on the Closing Date and ending on the date that is the six-month anniversary of the Closing Date; provided, that the Lock-Up Period may be shortened in accordance with the terms of Section 2(a);

(b) the term “Permitted Transferee” means any Person to whom a Transfer of Lock-Up Shares is permitted prior to the expiration of the Lock-Up Period as set forth in Section 2(b);

(c) the term “Stock Price Level” means the daily volume weighted average closing sale price per share of the Pubco Common Shares as quoted on Nasdaq (or such other principal securities exchange or securities market on which the Pubco Common Shares are then traded) for any 20 Trading Days within any 30 consecutive Trading Day period;

(d) the term “Trading Day” means any day on which Pubco Common Shares are actually traded on the principal securities exchange or securities market on which Pubco Common Shares are then traded; and

(e) the term “Transfer” means (i) any transfer or sale of, offer to sell, Contract to sell, hypothecation, pledge, grant of any option to purchase or otherwise dispose of (whether by operation of law or otherwise) or agreement to dispose of, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position (in each case, within the meaning of Section 16 of the Exchange Act) with respect to, any security or (ii) the entry into any swap or other arrangement that transfers to another Person, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise.

2. Lock-Up Provisions.

(a) Each of the Key Company Securityholders hereby agrees that he, she or it shall not, and shall cause his, her or its Permitted Transferees to not, Transfer any Lock-Up Shares during the Lock-Up Period (the “Lock-Up Restriction”), except as permitted in accordance with the following:

(i) during the Lock-Up Period, the Lock-Up Restriction shall expire with respect to one-third of the Lock-Up Shares issued to each Key Company Securityholder at the Company Amalgamation Effective Time (the “First Tranche”) if a Stock Price Level equal to or greater than $15.00 is achieved;

(ii) during the Lock-Up Period and after or concurrently with the satisfaction of the condition precedent for the early expiration of the Lock-Up Restriction with respect to the First Tranche under Section 2(a)(i), the Lock-Up Restriction shall expire with respect to an additional one-third of the Lock-Up Shares issued to each Key Company Securityholder at the Company Amalgamation Effective Time (the “Second Tranche”) if a Stock Price Level equal to or greater than $20.00 is achieved;

(iii) during the Lock-Up Period and after or concurrently with the satisfaction of the conditions precedent for the early expiration of the Lock-Up Restriction with respect to the First Tranche under Section 2(a)(i) and the Second Tranche under Section 2(a)(ii), the Lock-Up Restriction shall expire with respect to the last one-third of the Lock-Up Shares issued to each Key Company Securityholder at the Company Amalgamation Effective Time (the “Third Tranche”) if a Stock Price Level equal to or greater than $25.00 is achieved; and

(iv) during the Lock-Up Period, the Lock-Up Restriction shall expire with respect to all Lock-Up Shares issued to each Key Company Securityholder at the Company Amalgamation Effective Time on the date on which a Change of Control Event occurs.

In the event of an early expiration of the Lock-Up Restriction with respect to the First Tranche, the Second Tranche, the Third Tranche or all of the Lock-Up Shares as set forth in this Section 2(a), Pubco shall issue a press release announcing such early expiration of the Lock-Up Restriction.

(b) Notwithstanding the provisions set forth in Section 2(a), each Key Company Securityholder and his, her or its Permitted Transferees may Transfer, in whole or in part, his, her or its Lock-Up Shares during the Lock-Up Period (i) to any Affiliate(s) of such Key Company Securityholder or such Permitted Transferee, or (ii) in the case of an individual Key Company Securityholder or Permitted Transferee, (A) to a member of such individual’s immediate family (including such Key Company Securityholder’s or such Permitted Transferee’s spouse or ancestors, descendants or siblings (in each case, whether by blood, marriage or adoption)) or to a trust, the beneficiary of which is such Key Company Securityholder or such Permitted Transferee or a member of such Key Company Securityholder’s or such Permitted Transferee’s immediate family, or (B) by virtue of laws of descent and distribution upon the death of such Key Company Securityholder or Permitted Transferee.

(c) If, during the Lock-Up Period, (i) Pubco declares, sets aside or pays any share dividend or other distribution payable in shares to its shareholders of record as of a time prior to the expiration of the Lock-Up Period, or (ii) the issued and outstanding Pubco Common Shares shall have been changed into a different number or class of shares by reason of any share split, share combination, consolidation, reclassification, recapitalization, reorganization, exchange, readjustment of shares or similar transaction, then, in each case of clauses (i) and (ii), the Stock Price Levels of the Pubco Common Shares set forth in Section 2(a)(i), Section 2(a)(ii) and Section 2(a)(iii) shall be appropriately adjusted as necessary to provide the same economic effect as contemplated by this Section 2 prior to such action and, as so adjusted, shall from and after the date of such event be subject to further adjustment in accordance with this Section 2(c).

(d) If any Transfer is made or attempted contrary to the provisions of this Section 2, such Transfer shall be null and void ab initio, and Pubco shall refuse to recognize any such Transfer and any such transferee of Lock-Up Shares as the holder of record of such Lock-Up Shares for any purpose. In order to enforce this Section 2(d), Pubco may impose stop-transfer instructions with respect to the Lock-Up Shares in accordance with the terms of this Section 2 through the expiration of the Lock-Up Period.

(e) During the Lock-Up Period, each certificate (if any are issued) evidencing any Lock-Up Shares shall be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER AS SET FORTH IN THAT CERTAIN KEY COMPANY SECURITYHOLDER LOCK-UP AGREEMENT, DATED AS OF JULY 30, 2025, AS THE SAME MAY BE AMENDED, RESTATED, AMENDED AND RESTATED, SUPPLEMENTED OR MODIFIED FROM TIME TO TIME IN ACCORDANCE WITH ITS TERMS. A COPY OF SUCH KEY COMPANY SECURITYHOLDER LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER OF SUCH SECURITIES TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

(f) For the avoidance of any doubt, each Key Company Securityholder or Permitted Transferee shall retain all of his, her or its rights as a shareholder of Pubco with respect to his, her or its Lock-Up Shares during the Lock-Up Period, including the right to vote any Lock-Up Shares.

3. Miscellaneous.

(a) Effective Date. This Agreement shall become effective at the Company Amalgamation Effective Time.

(b) Waiver. Pubco may waive compliance by any Key Company Securityholder, and any Key Company Securityholder may waive compliance by Pubco, with any of the agreements or conditions contained in this Agreement, but, in each case, such waiver shall be valid only if set forth in an instrument in writing signed by the Party granting such extension or waiver. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(c) Notices. All notices, requests, claims, demands, waivers, consents, approvals and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) when delivered in person with written confirmation of receipt, (ii) on the third Business Day after posting in the U.S. mail having been sent registered or certified mail, return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, return receipt requested, postage prepaid, or (iv) when sent by email (with no “bounceback” or other notice of non-delivery, and provided that, unless affirmatively confirmed by the recipient as received, notice is also sent to such Party under another method permitted in this Section 3(c) within two Business Days thereafter) during normal business hours at the location of the recipient, and otherwise on the following Business Day, addressed as follows (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 3(c)):

If to SPAC or, prior to the Closing, Pubco:

Plum Acquisition Corp. III

2021 Fillmore St. #2089,

San Francisco, CA 94115

Attention: Steven Handwerker

Email: [omitted]

With a required copy (which shall not constitute notice) to:

Hogan Lovells US LLP

390 Madison Avenue

New York, NY 10017

Attention: Richard Aftanas; John Duke

Email: richard.aftanas@hoganlovells.com; john.duke@hoganlovells.com

and

Aird & Berlis LLP

Brookfield Place

181 Bay Street, Suite 1800

Toronto, Canada M5J 2T9

Attention: Francesco Gucciardo

Email: fgucciardo@airdberlis.com

If to the Company or, from and after the Closing, Pubco:

Tactical Resources Corp.

1500 – 1055 West Georgia Street

Vancouver, BC V6E 4N7

Canada

Attention: Kuljit Basi

Email: [omitted]

With a required copy (which shall not constitute notice) to:

Allen Overy Shearman Sterling US LLP

2601 Olive Street, 17th Floor

Dallas, Texas 75201

United States of America

Attention: Alain Dermarkar; Romain Dambre

Email: alain.dermarkar@aoshearman.com; romain.dambre@aoshearman.com

and

McMillan LLP

Suite 1500 - 1055 West Georgia Street

Vancouver, British Columbia, V6E 4N7

Canada

Attention: Desmond Balakrishnan

Email: desmond.balakrishnan@mcmillan.ca

If to a Key Company Securityholder, to the address or email address set forth for such Key Company Securityholder on his, her or its signature page hereto.

(d) Assignment. No Party shall assign this Agreement or any part hereof without the prior written consent of the other Parties, and any such purported assignment without such prior written consent shall be void. No assignment shall relieve the assigning Party of any of its obligations hereunder. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns, and no permitted assignment shall relieve the assigning Party of any of its obligations hereunder.

(e) No Third Party Beneficiaries. This Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and permitted assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason of this Agreement. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties acting as partners or participants in a joint venture.

(f) Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement, shall be governed by, and construed in accordance with, the Laws of the State of New York without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

(g) Headings; Counterparts. The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, and by different Parties in separate counterparts, with the same effect as if all Parties had signed the same document, but all of which together shall constitute one and the same instrument. Copies of executed counterparts of this Agreement transmitted by electronic transmission (including by email or in .pdf format) or facsimile as well as electronically or digitally executed counterparts (such as DocuSign) shall have the same legal effect as original signatures and shall be considered original executed counterparts of this Agreement.

(h) Entire Agreement. This Agreement (together with the Business Combination Agreement) constitutes the entire agreement among the Parties relating to the subject matter hereof and supersedes any other Contracts, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Affiliates relating to the subject matter hereof.

(i) Amendments. This Agreement may be amended or modified at any time, in whole or in part, only by a duly authorized agreement in writing executed by each of the Parties.

(j) Severability. If any provision of this Agreement is held invalid, illegal or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid, illegal or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions reasonably necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent reasonably necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid, illegal or unenforceable with a valid, legal and enforceable provision giving effect to the original intent of the Parties.

(k) Jurisdiction; WAIVER OF JURY TRIAL.

(i) Any Action based upon, arising out of or related to this Agreement shall be brought in the Supreme Court of the State of New York, New York County, or, if it has or can acquire jurisdiction, in the U.S. District Court for the Southern District of New York (and in each case, any appellate courts thereof), and each of the Parties unconditionally and irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement in any other court. Each Party further agrees that notice delivered pursuant to Section 3(c) shall constitute sufficient service of process and waives any argument that such service is insufficient. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence any Actions or otherwise proceed against any other Party in any other jurisdiction to enforce judgments obtained in any Action brought pursuant to this Section 3(k)(i).

(ii) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT.

(l) Enforcement. The Parties agree that irreparable damage could occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each Party shall be entitled to an injunction or injunctions to prevent actual or threatened breaches of this Agreement and to specific enforcement of the performance of the terms and provisions of this Agreement, in addition to any other remedy to which either Party is or may be entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law, and each Party agrees to waive any requirement for the securing or posting of any bond in connection therewith.

(m) Termination of the Business Combination Agreement. Notwithstanding anything to the contrary contained herein, in the event that the Business Combination Agreement is terminated in accordance with its terms prior to the Company Amalgamation Effective Time, this Agreement and all rights and obligations of the Parties hereunder shall automatically terminate and be of no further force or effect.

(n) Further Assurances. Without further consideration, each Party shall execute and deliver, or cause to be executed and delivered, such additional documents and instruments and take all such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

(o) Interpretation. Section 1.03 of the Business Combination Agreement shall apply to this Agreement, mutatis mutandis, as if it had been fully set forth herein.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Parties have executed this Key Company Securityholder Lock-Up Agreement as of the date first written above.

PUBCO:

PLUM III MERGER CORP.

By:
Name:
Title:

SPAC:

PLUM ACQUISITION CORP. III

By:
Name:
Title:

[Signature Page to Key Company Securityholder Lock-Up Agreement]

IN WITNESS WHEREOF, the Parties have executed this Key Company Securityholder Lock-Up Agreement as of the date first written above.

Company:

TACTICAL RESOURCES CORP.

By:
Name:
Title:

[Signature Page to Key Company Securityholder Lock-Up Agreement]

IN WITNESS WHEREOF, the Parties have executed this Key Company Securityholder Lock-Up Agreement as of the date first written above.

KEY COMPANY SECURITYHOLDERS:

Key Company Securityholder Name (Individual):

__________________________________________

By: ______________________________________

Address: __________________________________

__________________________________________

Key Company Securityholder Name (Entity):

__________________________________________

By: ______________________________________

Name: ____________________________________

Title: _____________________________________

Address: __________________________________

__________________________________________

[Signature Page to Key Company Securityholder Lock-Up Agreement]